FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  December 2002


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                15 Marylebone Road
                                      London
                                     NW1 5JD
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




20th December 2002

            COLT Wins Against Highberry - Insolvency Case Dismissed

COLT Telecom Group plc (COLT) today announces that Mr Justice Jacob has ruled in favour of COLT and dismissed the claims of Highberry Ltd as: "a shaky, tentative and speculative peering into the middle distance." He concluded that there was no basis for forcing COLT into administration following Highberry's petition for an administration order on 22 October 2002.

In summing up, Mr Justice Jacob said:

"There is not and never has been, any substance whatever in their petition. It should never have been launched."

COLT's President and CEO Steve Akin added, "The case was won on the strength of COLT's business and financial resources, and I am pleased that the judge has rejected Highberry's claims out of hand, and dismissed all the arguments they made. He also found the no-action clause contained in the terms of our bonds, which was expressly designed to prevent nuisance actions of this nature, is valid.

"We said all along that Highberry's claims were completely without foundation and today's judgement confirms this. This victory is not just important for COLT but for other companies financed with public debt. It should serve as a warning to other vulture funds that they will not be allowed to disrupt capital markets in this country.

"We are obviously delighted with the decision of the Court, and we now intend to continue with the important business of running the company and serving the interests of all our stakeholders."


Contact:

John Doherty,

Director Investor Relations

COLT Telecom Group plc

Tel +44 20 7390 3681



Tom Buchanan / Jonathan Glass

Brunswick

Tel +44 20 7404 5959



Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the U.S. federal securities laws, and is subject to the safe-harbour created by such Act. Forward-looking statements include those statements that make reference to the Company's expectations, predictions, assumptions and anticipations should be considered forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those contemplated in the forward-looking statements. Such factors include, but are not limited to: (i) trends in competitive or economic conditions affecting the Company's financial condition or results of operations not presently contemplated and (ii) the other factors discussed in the Company's most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission. Investors are cautioned not to place undue influence upon these forward-looking statements. COLT undertakes no obligation to update or release publicly the result of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For further information please see the Company's Annual Report on Form 20-F for the year ended December 31, 2001.







                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 20 December 2002                               COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary